Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Leading Proxy Advisory Firms, ISS and Glass Lewis, Support Pan American Silver's Proposed Acquisition to Create the World's Premier Silver Mining Company

Vancouver, B.C. - Dec. 21, 2018 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) is pleased to report that, in respect of the upcoming special meeting of Pan American’s shareholders, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have each recommended that shareholders vote in favour of the Authorized Capital Resolution and the Share Issuance Resolution in connection to the proposed plan of arrangement (the “Arrangement”) pursuant to which Pan American will acquire Tahoe Resources Inc. (“Tahoe”). ISS and Glass Lewis are two leading independent proxy advisory firms who make voting recommendations to their subscribers, including institutional investors.

“We are pleased to receive the positive recommendations from ISS and Glass Lewis, which reaffirm our strategic rationale for the Arrangement and the resulting benefits to shareholders," said Michael Steinmann, President Chief Executive Officer of Pan American. "We would like to thank all shareholders for their support in creating the world’s premier silver mining company.”

Recommendation to Pan American Shareholders

In reaching its conclusion, ISS noted that: “The Arrangement makes strategic sense as the acquisition of Tahoe and its Escobal Mine is expected to, upon restart of production, increase Pan American's silver production by approximately 80 percent, and give the company the largest silver reserves base and estimated highest gross margins of its peer group.”

Glass Lewis noted in its report: “In our view, the merger represents a compelling opportunity to solidify Pan American's position as a leading silver company with an unrivaled collection of assets, best-in-class operational and financial metrics, and an experienced management team. Further, we believe the structure and terms of the transaction represent a reasonable price to pay given the expected strategic and financial benefits and the opportunity to enhance shareholder value.”

Pan American Meeting

The special meeting of shareholders of Pan American is scheduled for 10:00 a.m. (Vancouver time) on Tuesday, January 8, 2019 at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia.
Additional information concerning the Arrangement, the Authorized Capital Resolution and the Share Issuance Resolution can be found in the management information circular dated December 4, 2018 (the "Circular"). An electronic copy of the Circular is available on: Pan American's website at www.panamericansilver.com/investors/tahoe-transaction/ , SEDAR under Pan American’s profile at www.sedar.com, and EDGAR under Pan American’s profile at www.sec.gov/.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The proxy voting deadline is 10:00 a.m. (Vancouver time) on Friday, January 4, 2019.
Shareholders are encouraged to vote today using the internet, telephone or facsimile.

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The Board of Directors of Pan American UNANIMOUSLY recommends that Shareholders vote
FOR the proposed resolutions.

Shareholder Information and Questions
Pan American shareholders who have questions about the Circular, or need assistance with voting their shares, can contact our proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America:1-416-304-0211
Email: assistance@laurelhill.com

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, Pan American is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this letter relate to, among other things, the anticipated timing for the special meeting, the combined company’s silver asset portfolio, margins and production costs following the effective date of the Arrangement, the combined company’s growth profile, the combined company’s financial position, the combined company’s diversification and the free float of the combined company.

These forward-looking statements and information reflect Pan American's (the "Company") current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this letter and the Company has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of the parties to successfully integrate the operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers,

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customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction.

Certain of these factors are identified under the heading “Risk Factors” in the Circular, and under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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